EXCELLENCE

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Adit Laixuthai, Ph.D.
First Senior Vice President

07020551

12g3-2(b) File No.82-4922

Ref No. CN. 031/2007

January 22, 2007

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

PROCESSED
JAN 3 0 2007
THOMSON
FINANCIAL

Jan 22, 07

dlw 1/25

Summary Statement of Assets and Liabilities 1/

As at 31 December 2006

ธนาคารกสิกรไทย KASIKORNBANK

Assets	Baht	Liabilities	Baht
Cash	17,856,735,780.41	Deposits	752,053,202,020.11
Interbank and money market items	82,678,988,993.31	Interbank and money market items	18,005,328,771.41
Securities purchased under resale agreements	22,200,000,000.00	Liabilities payable on demand	6,870,751,904.88
Investments in securities, net	109,882,139,790.89	Securities sold under repurchase agreements	
(with obligations 8,881,293,844.74 Baht)		Borrowings	45,981,853,346.72
Credit advances (net of allowance for doubtful accounts)	645,918,072,410.11	Bank's liabilities under acceptances	525,174,569.48
Accrued interest receivables	1,628,609,274.76	Other liabilities	25,010,144,467.62
Properties foreclosed	11,639,583,139.12	Total liabilities	848,452,455,880.22
Customers' liabilities under acceptances	525,174,569.48		
Premises and equipment, net	22,011,752,074.10	**Shareholders' equity**	
Other assets	22,149,749,002.59	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,821,477,330.00
		Reserves and net profit after appropriation	48,116,138,073.40
		Other reserves and profit and loss account	16,300,683,902.09
		Total shareholders' equity	88,238,299,305.55
Total Assets	936,690,755,045.77	Total Liabilities and Shareholders' Equity	936,690,755,045.77
Customers' liabilities under unmatured bills	5,162,800,554.99	Bank's liabilities under unmatured bills	5,162,800,554.99
Total	941,853,555,600.76	Total	941,853,555,600.76

	Baht
Non-Performing Loans 2/(net) as at 31 December 2006 (Quarterly)	20,885,830,973.84
(3.17 % of total loans after allowance for doubtful accounts of Non-Performing Loans)	
Required provisioning for loan loss, as at 30 September 2006 (Quarterly)	21,859,786,895.42
Actual allowace for doubtful accounts	27,988,291,737.08
Loans to related parties	17,120,795,539.10
Loans to related asset management companies	6,550,000,000.00
Loans to related parties due to debt restructuring	1,104,235,958.95
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	-
Legal capital fund	101,433,739,395.10
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E. 2505 and amended Act, section	-
Significant contingent liabilities	
Avals to bills and guarantees of loans	639,151,297.66
Letters of credit	19,200,000,400.94

1/ This Summary Statement has not been reviewed or audited by Certified Public Accountant

2/ Non-Performing Loans (gross) as at 31 December 2006 (Quarterly) 38,290,688,951.16

(5.67 % of total loans before allowance for doubtful accounts)

MW